JG

SEC Mail Processing Section

AUG 26 2016

Washington DC
409

16021728

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: March 31, 2016 |
| Estimated average burden hours per response . . . 12.00 |

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

| SEC FILE NUMBER |
| --- |
| 8-49495 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 6/30/16 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Westport Capital Markets, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

257 Riverside Avenue
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher McClure (203) 222-8933
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name - if individual, state last, first, middle name)

375 Passaic Avenue (Address) Fairfield (City) CT (State) 07004 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Christopher McClure, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westport Capital Markets, LLC, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

President

Signature and Title

Notary Public

**This report contains (check all applicable boxes):**

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- ( ) (c) Statement of Income (Loss).
- ( ) (d) Statement of Cash Flows.
- ( ) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable).
- ( ) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable).
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ( ) (o) Review report on management's assertion letter regarding (k)(2)(ii) exemption.
- ( ) (p) Management's assertion letter regarding (k)(2)(ii) exemption.

[illegible]
Suite 200
Fairfield, NJ 07004
973 808-8801
Fax 973 808 8904

ALPERIN, NEBBIA
& ASSOCIATES CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger [illegible], CPA

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Westport Capital Markets, LLC
Westport, CT

We have audited the accompanying statement of financial condition of Westport Capital Markets, LLC as of June 30, 2016, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Westport Capital Markets, LLC at June 30, 2016 in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
August 19, 2016

**WESTPORT CAPITAL MARKETS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2016**

## ASSETS

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash and cash equivalents | $ | 93,112 |
| Due from clearing broker | | 169,085 |
| Advances on commissions | | 34,794 |
| Prepaid expenses and other current assets | | 14,405 |
| Total current assets | | 311,396 |
| **Property and Equipment, net** | | - |
| Total assets | $ | 311,396 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accrued expenses | $ | 59,272 |
| **Commitments and Contingencies** | | - |
| **Members' Equity** | | 252,124 |
| Total liabilities and members' equity | $ | 311,396 |